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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2006

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes  [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.

November 6, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                             Tel: (450) 680-4572
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com



   NEUROCHEM ANNOUNCES PRIVATE PLACEMENT OF US$40 MILLION AGGREGATE PRINCIPAL
     AMOUNT OF 6% SENIOR CONVERTIBLE NOTES WITH A CONVERSION PREMIUM OF 20%

LAVAL, CANADA, NOVEMBER 3, 2006 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today a private placement of US$40 million aggregate principal amount of 6% senior convertible notes due in 2026, with a conversion premium of 20%, to a US registered broker-dealer as initial purchaser. Neurochem Inc. has granted the initial purchaser a 30-day option to purchase up to an additional US$2.085 million aggregate principal amount of the notes. Neurochem will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. The sale of the notes is expected to close on November 9, 2006.

Neurochem has been advised that the FMRC Family Trust (of which Dr. Francesco Bellini, the Chairman, President and CEO of Neurochem, is a beneficiary) and Power Technology Investment Corporation (a subsidiary of Power Corporation of Canada), the shareholders of Picchio Pharma Inc., the indirect principal shareholder of Neurochem, and certain officers and directors of Neurochem and/or such entities will purchase approximately US$17.585 million aggregate principal amount of the notes. Neurochem has agreed to file a prospectus and registration statement to qualify the resale of the notes and the common shares issuable upon conversion of the notes with such qualification to become effective within 180 days of the closing of the private placement.

Neurochem will use the net proceeds from the private placement for general corporate purposes, which may include, but are not limited to, advancing its current clinical development programs or initiating new ones, research for new or existing products and capital expenditures.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The notes and common shares issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM); formerly FIBRILLEX(TM)) is currently being developed for the treatment of AA amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.